Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Statoil ASA to acquire North American Oil Sands Corporation

Statoil ASA (OSE: STL, NYSE: STO) and North American Oil Sands Corporation (NAOSC) announced today that they have entered into an acquisition agreement whereby Statoil will make an all-cash offer to acquire all shares of NAOSC at a price of CAD 20 per share. The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2 billion.

NAOSC, a Calgary-based company, was formed in 2001. It operates 257,200 acres (1,110 square kilometres) of oil sands leases located in the Athabasca region of Alberta, north-east of Edmonton.

The board of directors of NAOSC has unanimously approved the offer, recommending that its shareholders accept the offer. The three principal shareholders of NAOSC - Paramount Resources Ltd, funds managed by affiliates of ARC Financial Corporation and Ontario Teachers’ Pension Plan - have agreed to tender all of their shares to the offer. They represent approximately 69% of the issued and outstanding shares on a fully diluted basis.

“Today’s acquisition is an important strategic move which supports our global growth ambition and increases our reserve bookings in the long term,” says Helge Lund, chief executive of Statoil.

“We will become operator and get access to large recoverable resources that will add to our production post 2010. We are developing our global heavy oil portfolio and strengthening our marketing position in North America.”

Heavy oil production is energy intensive and challenging in an environmental perspective.

“We will utilise our experience in developing resources in a sustainable manner, applying technology solutions that minimise environmental impact,” says Mr Lund.

“We are excited to have secured this agreement and look forward to creating value by leveraging on our key competences such as improved oil recovery (IOR) and large project execution skills,” says Mr Lund.

It is estimated that the NAOSC leases hold approximately 2.2 billion barrels in recoverable reserves. Statoil believes that by applying its broad technological competence developed through 30 years of experience on the Norwegian continental shelf, there is a potential for increasing the recoverable reserve base.

A pilot production scheme, the Leismer demonstration project, is currently in its final phase of obtaining regulatory approvals. It will have a capacity of 10,000 barrels of produced bitumen per day and first production is expected late 2009/early 2010. The first phase of the commercial project, Kai Kos Dehseh, is planned to come on stream in 2011, ramping up production to around 100,000 barrels per day in the middle of the next decade. The portfolio is expected to yield more than 200,000 barrels per day at the end of the next decade.

“We are impressed by the performance and competence held by the employees in NAOSC,” says Mr Lund. “Combined with Statoil’s experience and commitment to prudent operations, we are well-positioned to develop the resources in a sustainable manner, creating value for Statoil and its shareholders.”

The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents. Full details of the offer will be included in a takeover bid circular and related documents which will be filed with securities regulators and mailed to NAOSC security holders by 15 May 2007.

The transaction is expected to close by the end of the second quarter of 2007.

Note to the editors:

The production of unconventional oil in general and extra heavy oil (EHO) in particular is becoming an increasingly important element of the global liquid production. The Orinoco belt in Venezuela and the Athabasca region in Canada represent the world’s two main resource plays for extra heavy oil. The latter is the largest of three oil sands deposits in Alberta, along with the Peace River and Cold Lake deposits. Statoil has important experience with producing EHO from Venezuela where the group has participated in building and operating upgraders of heavy oil.

The development plans for the acquired NAOSC portfolio call for large scale application of the SAG-D-technology (steam assisted gravity drainage), which gives a much smaller environmental footprint than strip mining.

Further information:
Press
Ola Morten Aanestad, vice president media relations, Statoil ASA, telephone
+47 480 80 212/51 99 13 77
Rannveig S. Stangeland, public affairs manager, Statoil ASA, telephone
+47 48 12 59 78/51 99 26 42

Investor relations
Lars Troen Sørensen, senior vice president investor relations, Statoil, telephone +47 90 64 91 44
Geir Bjørnstad, vice president, US investor relations, Statoil, telephone +1 203 978 69 50
Conference call will be staged with CEO Helge Lund and CFO Eldar Sætre at 15:00 CET and 09:00 EST.

Country                                  Number
Norway Free call                    800 193 95
International Dial in                +44 (0) 1452 552 510
UK Free call                            0800 694 2370
USA Free call                         1866 966 9444

Conference ID: 7500952

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.